INUVO, INC.

15550 Lightwave Drive

Third Floor

Clearwater, FL  33760

telephone (727) 324-0046

December 2, 2009

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Inuvo, Inc. (the “Company”)

Form 10-K for the year ended December 31, 2008

Filed March 31, 2009

File No. 001-32442

Attention:

Larry Spirgel, Assistant Director

Kathryn Jacobson, Senior Staff Accountant

Kyle Moffatt, Accounting Branch Chief

Scott Hodgdon, Attorney-Advisor

Robert Bartelmes, Senior Financial Analyst

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated November 19, 2009.  Following are the Company’s responses to such comments:

Form 10-K for the year ended December 31, 2008

Item 9A.  Controls and Procedures, page 29

1.

We note your disclosure that you are not required to include an attestation report from your registered public accounting firm regarding internal control over financial reporting as you are now a smaller reporting company.  We also note that you have included an attestation report relating to a prior fiscal year under Item 15 when you were an accelerated filer.  In future filings, do not include the attestation report from prior years in your Form 10-K.

RESPONSE:  The Company acknowledges the staff’s comment and all future filings will be made in conformity therewith.

Report of Independent Registered Public Accounting Firm, page 33

2.

Please amend your filing to include the audit report of your previous auditors, Blackman Kallick, LLP, for the year ended December 31, 2007.

RESPONSE: As requested, we have filed Amendment No. 1 to the 10-K to include the audit report of Blackman Kallick, LLP which is inadvertently omitted from the original filing.

United States Securities and Exchange Commission

December 2, 2009

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation of Directors, page 10

3.

In future filings, disclose all assumptions made in the valuation of awards in the options awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.  See the Instruction to Regulation S-K Item 402(r), which refers to Instruction 1 to Item 402(n)(2)(v) and (vi).

RESPONSE:  In future filings the Company will disclose all assumptions made in the valuation of the awards in the options awards column of the director compensation table as requested.

Executive Officers, page 13

4.

In future filings, briefly summarize the definitions of “cause” and “good reason” in your disclosure regarding employment agreements with your executive officers.

RESPONSE:  As requested, the Company will expand the disclosure regarding employment agreements with our executive officers in future filings to include brief summations of the definitions of “cause” and “good reason.”

Summary Compensation Table, page 21

5.

In future filings, disclose all assumptions made in the valuation of awards in the stock awards and option awards columns in the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.  See the Instruction to Regulation S-K Item 402(n)(2)(v) and (vi).

RESPONSE:  In future filings the Company will disclose all assumptions made in the valuation of awards in the stock awards and option awards columns in the summary compensation table as requested.

Outstanding Equity Awards at Year End, page 22

6.

In future filings, please disclose the vesting dates of the options, shares of stock and equity incentive plan awards held at fiscal year-end by footnote to the applicable table column where the outstanding award is reported.  See Instruction 2 to Item 402(p)(2) of Regulation S-K.

RESPONSE:  As requested, in future filings the Company will disclose the vesting dates of the options, shares of stock and equity incentive plan awards held at fiscal year-end by footnote to the applicable table column where the outstanding award is reported.

We trust the foregoing sufficient responds to the staff’s comments.  The Company hereby acknowledges:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

United States Securities and Exchange Commission

December 2, 2009

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gail L. Babitt
Gail L. Babitt Chief Financial Officer